Securities Act File No. 333-223350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 4	☒

FIDUS INVESTMENT CORPORATION

(Exact Name of Registrant as Specified in Charter)

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(Address of Principal Executive Offices)

(847) 859-3940

(Registrant’s Telephone Number, including Area Code)

Edward H. Ross

Chief Executive Officer

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(Name and Address of Agent for Service)

COPIES TO:

Steve B. Boehm

Payam Siadatpour

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

(202) 383-0100

Approximate date of proposed public offering: From time to time after the effective date of the Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-223350) of Fidus Investment Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

FIDUS INVESTMENT CORPORATION

PART C

Other Information

Item 25.	Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of the Company are provided in Part A of this registration statement:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Assets and Liabilities as of December 31, 2018 and 2017

Consolidated Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016

Consolidated Statements of Changes in Net Assets for the Years Ended December 31, 2018, 2017 and 2016

Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016

Consolidated Schedules of Investments as of December 31, 2018 and 2017

Notes to Consolidated Financial Statements

(2) Exhibits

(a)(1)

Articles of Amendment and Restatement of the Registrant (Filed as Exhibit (a)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(b)(1)

Bylaws of the Registrant (Filed as Exhibit (b)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(c)	Not applicable

(d)(1)

Form of Stock Certificate of the Registrant (Filed as Exhibit (d) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(d)(2)	Form of Subscription Certificate(1)

(d)(3)	Form of Subscription Agent Agreement(1)

(d)(4)	Form of Warrant Agreement(1)

(d)(5)

Form of Indenture (Filed as Exhibit (d)(5) to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-202531) filed with the Securities and Exchange Commission on April 29, 2016 and incorporated herein by reference).

(d)(6)	Form of Note(1)

(d)(7)	Form of Preferred Stock Certificate(1)

(d)(8)

Statement of Eligibility of Trustee on Form T-1 (Filed on Form T-1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-223350) filed with the Securities and Exchange Commission on February 5, 2019 and incorporated herein by reference).

(d)(9)

First Supplemental Indenture dated as of February 2, 2018, between Fidus Investment Corporation and U.S. Bank National Association, as trustee, including the form of global note attached thereto (Filed as Exhibit (d)(9) to the Registrant’s post-effective Amendment No. 9 to the Registration Statement on Form N-2 (File No. 333-202531) filed with the Securities and Exchange Commission on February 2, 2018 and incorporated herein by reference).

(d)(10)	Form of 5.875% Notes due 2023 (incorporated by reference to Exhibit (d)(9) hereto and Exhibit A therein).

(d)(11)

Second Supplemental Indenture dated as of February 8, 2019, between Fidus Investment Corporation and U.S. Bank National Association, as trustee, including the form of global note attached thereto (Filed as Exhibit (d)(11) to Post-Effective Amendment No. 1 to the Registrant’s registration Statement on From N-2 (File No. 333-223350) filed with the Securities and Exchange Commission on February 8, 2019 and incorporated herein by reference).

(d)(12)	Form of 6.00 % Notes due 2024 (incorporated by reference to Exhibit (d)(11) hereto and Exhibit A therein).

(d)(13)

Third Supplemental Indenture dated as of October 16, 2019, between Fidus Investment Corporation and U.S. Bank National Association, as trustee (Filed as Exhibit 4.2 to the Registrant’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 16, 2019 and incorporated herein by reference).

(d)(14)	Form of 5.375% Notes due 2024 (Incorporated by reference to Exhibit (d)(13) hereto and Exhibit A therein).

(e)

Dividend Reinvestment Plan (Filed as Exhibit (e) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-182785) filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference).

(f)(1)

Debentures Guaranteed by the SBA (Filed as Exhibit (f)(1) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on May 26, 2011 and incorporated herein by reference).

(f)(2)

Agreement to Furnish Certain Instruments (Filed as Exhibit (f)(2) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on May 26, 2011 and incorporated herein by reference).

(g)(1)

Investment Advisory and Management Agreement between Registrant and Fidus Investment Advisors, LLC (Filed as Exhibit (g) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(g)(2)

First Amendment to Investment Advisory and Management Agreement between Registrant and Fidus Investment Advisors, LLC (Filed as Exhibit 10.7 to the Registrant’s annual report on Form 10-K (File No. 333-172550), filed with the Securities and Exchange Commission on March 6, 2014 and incorporated herein by reference).

(h)(1)

Form of Underwriting Agreement for Equity (Filed as Exhibit (h) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(h)(2)	Form of Underwriting Agreement for Debt(1)

(h)(3)

Underwriting Agreement dated January 30, 2018 by and among Fidus Investment Corporation, Fidus Investment Advisors, LLC and the Underwriters named therein (Filed as Exhibit (h)(6) to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-2 (File No. 333-202531) filed with the Securities and Exchange Commission on February 2, 2018 and incorporated herein by reference.

(h)(4)

Underwriting Agreement dated February 5, 2019 by and among Fidus Investment Corporation, Fidus Investment Advisors, LLC and the Underwriters named therein (Filed as Exhibit (h)(4) to Post-Effective Amendment No. 1 to the Registrant’s registration Statement on From N-2 (File No. 333-223350) filed with the Securities and Exchange Commission on February 8, 2019 and incorporated herein by reference).

(i)	Not applicable

(j)

Custody Agreement (Filed as Exhibit (j) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on May 26, 2011 and incorporated herein by reference).

(k)(1)

Administration Agreement between Registrant and Fidus Investment Advisors, LLC (Filed as Exhibit (k)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on April 29, 2011 and incorporated herein by reference).

(k)(2)

Trademark License Agreement between Registrant and Fidus Partners, LLC (Filed as Exhibit (k)(2) to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on May 26, 2011 and incorporated herein by reference).

(k)(3)

Form of Indemnification Agreement by and between Registrant and each of its directors (Filed as Exhibit (k)(3) to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172550) filed with the Securities and Exchange Commission on June 10, 2011 and incorporated herein by reference).

(k)(4)

Senior Secured Revolving Credit Agreement, dated June 16, 2014, by and among the Registrant, the lenders party thereto and ING Capital LLC as Administrative Agent filed as exhibit 10.1 to the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2014 and incorporated herein by reference.

(k)(5)

Amendment No. 1, dated December 19, 2014, to the Senior Secured Revolving Credit Agreement dated June 16, 2014, by and among the Registrant, the lenders party thereto and ING Capital LLC as Administrative Agent filed as exhibit 10.1 to the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014 and incorporated herein by reference.

(k)(6)

Amendment No. 2, dated December 29, 2017, to the Senior Secured Revolving Credit Agreement dated June 16, 2014, by and among the Registrant, the lenders party thereto and ING Capital LLC as Administrative Agent filed as exhibit 10.1 to the Registrant’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 2, 2018 and incorporated herein by reference.

(k)(7)

Amendment No. 3 and Incremental Commitment Agreement, dated October 19, 2018, to the Senior Secured Revolving Credit Agreement dated June 16, 2014, by and among the Registrant, the lenders party thereto and ING Capital LLC as Administrative Agent filed as exhibit 10.1 to the Registrant’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 19, 2018 and incorporated herein by reference.

(k)(8)

Amended & Restated Senior Secured Revolving Credit Agreement, dated April 24, 2019, by and among the Registrant, the lenders party thereto and ING Capital LLC as Administrative Agent filed as exhibit 10.1 to the Registrant’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on April 24, 2019 and incorporated herein by reference.

(k)(9)

Amended and Restated Guarantee, Pledge and Security Agreement, dated as of April 24, 2019, by and among the Registrant, as borrower, the subsidiary guarantors party thereto, ING Capital LLC, as revolving administrative agent, and ING Capital LLC, as collateral agent (Filed as Exhibit 10.2 to the Registrant’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on April 24, 2019 and incorporated herein by reference).

(l)(1)

Opinion and Consent of Eversheds Sutherland (US) LLP (Filed as Exhibit (l)(1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-223350) filed with the Securities and Exchange Commission on May 1, 2018 and incorporated herein by reference).

(l)(2)

Opinion and Consent of Eversheds Sutherland (US) LLP (Filed as Exhibit (l)(2) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-223350) filed with the Securities and Exchange Commission on February 8, 2019 and incorporated herein by reference).

(m)	Not applicable

(n)(1)

Consent of RSM US LLP (Filed as Exhibit (n)(1) to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-223350) filed with the Securities and Exchange Commission on April 29, 2019 and incorporated herein by reference).

(n)(2)

Report of RSM US LLP regarding the senior security table contained herein (Filed as Exhibit (n)(2) to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-223350) filed with the Securities and Exchange Commission on April 29, 2019 and incorporated herein by reference).

(n)(3)	Consent of RSM US LLP(2)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)

Joint Code of Ethics of Registrant, Fidus Mezzanine Capital, L.P. and Fidus Investment Advisors, LLC (filed as Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-182785) filed with the Securities and Exchange Commission on July 20, 2012 and incorporated herein by reference).

(r)(2)

Code of Ethics of Fidus Investment Advisors, LLC (Filed as Exhibit (r)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-182785) filed with the Securities and Exchange Commission on July 20, 2012 and incorporated herein by reference).

99.1

Form of Preliminary Prospectus Supplement for Notes offering (Filed as Exhibit 99.1 to the Registrant’s Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-182785) filed with the Securities and Exchange Commission on July 20, 2012 and incorporated herein by reference).

(1)	To be filed by subsequent amendment.
(2)	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this registration statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$22,750
FINRA filing fee	27,910
Nasdaq Global Select Market listing fees	175,000	(1)
Printing expenses	60,000	(1)
Legal fees and expenses	75,000	(1)
Accounting fees and expenses	75,000	(1)
Miscellaneous	50,000	(1)

Total	$485,660	(1)

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by the Company.

Item 28.	Persons Controlled by or Under Common Control

The following is a list of our wholly-owned subsidiaries and the jurisdiction in which each subsidiary was organized:

Name	Jurisdiction
BBRSS Blocker Corp.	Delaware
FCDS Corp.	Delaware
FCMGI, Inc.	Delaware
FCMH Equity Corp.	Delaware
Fidus Investment GP, LLC	Delaware
Fidus Mezzanine Capital, L.P.	Delaware
Fidus Mezzanine Capital II, L.P.	Delaware
Fidus Mezzanine Capital III, L.P.	Delaware
Fidus Investment Holdings, Inc.	Delaware

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock as of April 24, 2019.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	19

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity.

Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity. Our bylaws also provide that, to the maximum extent permitted by Maryland law, with the approval of our board of directors and provided that certain conditions described in our bylaws are met, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws.

Maryland law requires a corporation (unless its charter provide otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We have obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to our directors or officers.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Fidus Investment Advisors, LLC and its and its affiliates’ officers, directors, members, managers, stockholders and employees are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Fidus Investment Advisors, LLC’s services under the Investment Advisory Agreement.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Fidus Investment Advisors, LLC and its and its affiliates’ officers, directors, members, managers, stockholders and employees are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Fidus Investment Advisors, LLC’s services under the Administration Agreement or otherwise as our administrator.

Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Advisor.

A description of any other business, profession, vocation or employment of a substantial nature in which Fidus Investment Advisors, LLC, and each managing director, director or executive officer of Fidus Investment Advisors, LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this registration statement in the section entitled “Management.” Additional information regarding the Fidus Investment Advisors, LLC and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-72285), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	Fidus Investment Corporation, 1603 Orrington Avenue, Suite 1005, Evanston, Illinois 60201;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, Plaza Level, New York, New York 10038;

(3)	the Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, Massachusetts 02110; and

(4)	Fidus Investment Advisors, LLC, 1603 Orrington Avenue, Suite 1005, Evanston, Illinois 60201.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

(1)

We undertake to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10.0% from its net asset value as of the effective date of the registration statement; or (b) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)

In the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, we undertake to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing materially from those set forth on the cover page of the prospectus, we undertake to file a post-effective amendment to set forth the terms of such offering.

(4)	We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), or other applicable SEC rule under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs 4(a)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to section 13, section 14 or section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b), or other applicable SEC rule under the Securities Act, that is part of the registration statement.

(b)

for the purpose of determining any liability under the Securities Act, that each such post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	for the purpose of determining liability under the Securities Act to any purchaser:

(i)	if we are relying on Rule 430B:

(A)

Each prospectus filed by us pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)

if we are subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

for the purpose of determining liability of the Company under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell such securities to the purchaser, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 424 or Rule 497 under the Securities Act, as applicable;

(ii)	free writing prospectus relating to the offering prepared by or on behalf of us or used or referred to by us;

(iii)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

(iv)	any other communication that is an offer in the offering made by us to the purchaser.

(f)

to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(5)

For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by us under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

a.	N/A

b.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of us, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8)

We undertake to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and/or the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Evanston, Illinois, on the 17th day of March, 2020.

FIDUS INVESTMENT CORPORATION

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EDWARD H. ROSS	Chairman and Chief Executive Officer	March 17, 2020
Edward H. Ross	(Principal Executive Officer)

*	President and Director	March 17, 2020
Thomas C. Lauer

/s/ SHELBY E. SHERARD	Chief Financial Officer	March 17, 2020
Shelby E. Sherard	(Principal Financial and Accounting Officer)

*	Director	March 17, 2020
Raymond L. Anstiss

*	Director	March 17, 2020
Charles D. Hyman

*	Director	March 17, 2020
Edward X. Tune

*	Signed by Edward H. Ross pursuant to a power of attorney signed by each individual.